Exhibit 4. Organizational structure.

☒ Exhibit 4 is attached to and made a part of this Form NRSRO.

The NRSRO, S&P Global Ratings, is comprised of the credit ratings business (i) within Standard & Poor's Financial Services LLC, a Delaware limited liability company wholly-owned by S&P Global Inc. ("SPGI"), and (ii) operated by various other subsidiaries that are wholly-owned, directly or indirectly, by SPGI, with the exception of Taiwan Ratings Corp., which is majority-owned, indirectly, by S&P Global Inc.

S&P Global Inc. is a provider of credit ratings, benchmarks, analytics and workflow solutions in the global capital and commodity markets.

SPGI's S&P Global Ratings business segment is comprised of independent providers of credit ratings, research, and analytics to investors, issuers and other market participants. This includes the NRSRO and certain other ratings-related businesses.

SPGI's other business segments are comprised of S&P Global Market Intelligence ("Market Intelligence"), S&P Global Energy ("Energy"), and S&P Dow Jones Indices ("Indices")[1].

- Market Intelligence is a global provider of multi-asset-class data and analytics integrated with purpose-built workflow solutions.
- Energy is a leading independent provider of information and benchmark prices for the energy and commodity markets.
- Indices is a global index provider maintaining a wide variety of valuation and index benchmarks for investment advisors, wealth managers and institutional investors.

****

Attached are the following:

(1) SPGI Subsidiary List - subsidiaries of S&P Global Inc.
(2) NRSRO Organization Charts

---

[1] On July 1, 2026, S&P Global Inc. announced it had completed the separation of its Mobility division into an independent, public company, Mobility Global Inc.

S&P Global Inc.
List of Subsidiaries
July 14, 2026

Listed below are all the subsidiaries of S&P Global Inc. ("SPGI"), except certain inactive subsidiaries and certain other SPGI subsidiaries which are not included in the listing because considered in the aggregate they do not constitute a significant subsidiary as of the date this list was compiled.

Subsidiaries	State or Jurisdiction of Incorporation
Agra CEAS Consulting Bureau Européen de Recherches S.A	Belgium
Agra Ceas Consulting Limited	United Kingdom
ARC Research Limited	Guernsey
BBHCP CTI Holdco, LLC	Delaware, United States
BRC Ratings - S&P Global S.A. Sociedad Calificadora de Valores	Colombia
Cappitech Regulation Ltd	Israel
Captec Systems Limited	United Kingdom
ChartIQ Inc.	Delaware, United States
Coalition Development Limited	United Kingdom
Coalition Development Singapore Pte. Ltd.	Singapore
Compliance Technologies International, LLC	Delaware, United States
Coreone Technologies (Belgium) BVBA	Belgium
CoreOne Technologies - DeltaOne Solutions Inc.	California, United States
CoreOne Technologies Holdings LLC	Delaware, United States
Coreone Technologies LLC	Delaware, United States
CoreOne Technologies-Deltaone Solutions Limited	United Kingdom
Crane Information Services (Beijing) Co., Ltd.	China
Crisil Canada Inc.	Canada
CRISIL ESG Ratings & Analytics Limited	India
Crisil Irevna Argentina S.A.	Argentina
CRISIL Irevna Australia Pty Ltd	Australia
CRISIL Irevna Information Technology (Hangzhou) Company Ltd.	China
CRISIL Irevna Information Technology Colombia S.A.S.	Colombia
CRISIL Irevna Poland Sp z o.o.	Poland
CRISIL Irevna UK Limited	United Kingdom
CRISIL Irevna US LLC	Delaware, United States
CRISIL Limited	India
Crisil PriceMetrix Co.	Canada
CRISIL Ratings Limited	India
CSM Asia LLC	Delaware, United States
CSM Worldwide Korea Yuhan Hoesa	Korea, Republic of
Data Logic Services Corp.	Texas, United States
DJI OpCo, LLC	Delaware, United States
Enertel AI Corporation	Canada
Falk Marques Group LLC	Massachusetts, United States

Subsidiaries	State or Jurisdiction of Incorporation
Foliometrics Limited	United Kingdom
Grafton Bidco Limited	United Kingdom
Grafton Midco Limited	United Kingdom
Grafton PIKco Limited	United Kingdom
Grafton Topco Limited	United Kingdom
Green Power Conferences Limited	United Kingdom
Greenwich Associates Japan K.K.	Japan
Greenwich Associates Singapore Pte. Ltd.	Singapore
Greenwich Associates UK Limited	United Kingdom
Grupo SPGI Mexico, S. de R.L. de C.V.	Mexico
Grupo Standard & Poor's S. de R.L. de C.V.	Mexico
Hemscott Americas, Inc.	Delaware, United States
Hemscott Limited	United Kingdom
Highworth Research Limited	United Kingdom
IHS (Beijing) Trading Company Limited	China
IHS Australia Pty. Limited	Australia
IHS EMEA Holding SRL	Barbados
IHS Global (Malaysia) Sdn. Bhd.	Malaysia
IHS Global (Thailand) Limited	Thailand
IHS Global ApS	Denmark
IHS Global AS	Norway
IHS Global B.V.	Netherlands
IHS Global Colombia S.A.S.	Colombia
IHS Global FZ-LLC	United Arab Emirates
IHS Global Inc.	Delaware, United States
IHS Global Investments Limited	United Kingdom
IHS Global Investments LLC	Delaware, United States
IHS Global Limited	United Kingdom
IHS Global Limited LLC	Qatar
IHS Global Private Limited	India
IHS Global Pte. Ltd.	Singapore
IHS Global SAS	France
IHS Global sp. z o.o.	Poland
IHS Global Taiwan Ltd.	Taiwan (Province of China)
IHS Group Holdings Limited	United Kingdom
IHS Herold Inc.	Connecticut, United States
IHS Hong Kong Limited	Hong Kong
IHS Informacoes E Insight LTDA	Brazil
IHS Information & Insight (Proprietary) Limited	South Africa
IHS International Holdings Limited	United Kingdom
IHS Markit Agribusiness US LLC	Delaware, United States
IHS Markit Asia Pte. Ltd.	Singapore
IHS Markit Canada ULC	Canada

Subsidiaries	State or Jurisdiction of Incorporation
IHS Markit Equity Investments Limited	United Kingdom
IHS Markit Global Holding Inc.	Delaware, United States
IHS Markit Global Investments Limited	United Kingdom
IHS Markit Global Limited	United Kingdom
IHS Markit Global LLC	Delaware, United States
IHS Markit Global Sàrl	Switzerland
IHS Markit Global SRL	Barbados
IHS Markit Group (Australia) Pty Limited	Australia
IHS Markit Group (Hong Kong) Limited	Hong Kong
IHS Markit Group Equity Limited	United Kingdom
IHS Markit Group Holdings	United Kingdom
IHS Markit Healthcare Trustee Limited	United Kingdom
IHS Markit Holdings 2 Limited	United Kingdom
IHS Markit Holdings Limited	United Kingdom
IHS Markit Investments Limited	United Kingdom
IHS Markit Kazakhstan Limited Liability Partnership	Kazakhstan
IHS Markit Korea Ltd.	Korea, Republic of
IHS Markit KY3P LLC	Delaware, United States
IHS Markit KYC Services Limited	United Kingdom
IHS Markit Lending 1	United Kingdom
IHS Markit Lending 2 Limited	United Kingdom
IHS Markit Ltd.	Bermuda
IHS Markit North America Holdings Inc.	Delaware, United States
IHS Markit UK Investments Limited	United Kingdom
IHS Markit UK Services Limited	United Kingdom
IHS Markit US Holdings Ltd.	Bermuda
IHSM EMEA Investment Ltd.	United Kingdom
IHSM Funding Singapore Ltd	United Kingdom
IHSM Global Holdings Ltd.	United Kingdom
IHSM Holdings Germany Ltd	United Kingdom
IHSM Holdings UK Ltd	United Kingdom
iLevel Solutions LLC	Delaware, United States
Information Handling Services (Malaysia) Sdn Bhd	Malaysia
Information Handling Services Mexico, S.A. de C.V.	Mexico
Information Mosaic Limited	Ireland
Ipreo (Proprietary) Limited	South Africa
Ipreo Data Inc.	Delaware, United States
Ipreo Holdings LLC	Delaware, United States
Ipreo Hong Kong Limited	Hong Kong
Ipreo InSite, Inc.	Delaware, United States
Ipreo Limited	United Kingdom
Ipreo LLC	Delaware, United States
Ipreo UK Holdings Ltd	United Kingdom

Subsidiaries	State or Jurisdiction of Incorporation
Ipreo US LLC	Delaware, United States
Iredell Holdco 1 LLC	Delaware, United States
JOC Group Inc.	Delaware, United States
Kensho Technologies, LLC	Delaware, United States
Macroeconomic Advisers, LLC	Missouri, United States
Macroeconomic Consultants, Inc.	Missouri, United States
Markit CTI Holdings LLC	Delaware, United States
Markit India Services Private Limited	India
Markit N.V.	Netherlands
Markit North America, Inc.	Delaware, United States
Markit Securities Finance Analytics Inc.	Delaware, United States
Markit Securities Finance Analytics Limited	United Kingdom
Markit Valuation Services Limited	United Kingdom
Markit WSO Corporation	Texas, United States
MarkitOne Holdings LLC	Delaware, United States
ORBCOMM AIS LLC	Delaware, United States
Panjiva, Inc.	Delaware, United States
Petroleum Industry Research Associates Inc.	New York, United States
Platts (U.K.) Limited	United Kingdom
Platts Benchmarks B.V.	Netherlands
Platts Information Consulting (Shanghai) Co., Ltd.	China
Premier Data Services, Inc.	Delaware, United States
Private Market Connect LLC	Delaware, United States
Project Skipper Debtco Limited	Jersey
Project Skipper Holdco Limited	Jersey
Project Skipper Topco Limited	Jersey
Project Skipper UK Bidco Limited	Jersey
Project Skipper UK Finco Limited	Jersey
Project Skipper US Bidco LLC	Delaware, United States
Project Skipper US Holdco LLC	Delaware, United States
ProntoNLP Ltd	Israel
ProntoNLP, Inc.	Delaware, United States
PT IHS Markit Indonesia	Indonesia
Purvin & Gertz LLC	Texas, United States
Realfin Ltd	United Kingdom
Rushmore Associates Limited	United Kingdom
S & P India LLC	Delaware, United States
S&P Argentina LLC	Delaware, United States
S&P Capital IQ (India) Private Limited	India
S&P DJI Beijing Holdings LLC	Delaware, United States
S&P DJI Netherlands B.V.	Netherlands
S&P Dow Jones Indices GmbH	Germany
S&P Dow Jones Indices Limited	United Kingdom

Subsidiaries	State or Jurisdiction of Incorporation
S&P Dow Jones Indices LLC	Delaware, United States
S&P Global Asia Pacific LLC	Delaware, United States
S&P Global Asian Holdings Pte. Ltd.	Singapore
S&P Global Australia Pty Ltd	Australia
S&P Global Austria GmbH	Austria
S&P Global Belgium SRL	Belgium
S&P Global Beta Limited	United Kingdom
S&P Global Canada Corp.	Canada
S&P Global Capital Limited	United Kingdom
S&P Global Chi Limited	United Kingdom
S&P Global Commodities UK Limited	United Kingdom
S&P Global Commodity Insights Nigeria Limited	Nigeria
S&P Global Company Limited	Saudi Arabia
S&P Global Delta Limited	United Kingdom
S&P Global Enterprises Limited	United Kingdom
S&P Global Enterprises LLC	Delaware, United States
S&P Global Epsilon Limited	United Kingdom
S&P Global Equities Malta Limited	Malta
S&P Global Equities SRL	Barbados
S&P Global Equities UK Limited	United Kingdom
S&P Global Eta LLC	Delaware, United States
S&P Global Europe SRL	Barbados
S&P Global European Holdings LLC	Delaware, United States
S&P Global European Holdings Luxembourg S.à r.l.	Luxembourg
S&P Global Evaluations Limited	United Kingdom
S&P Global Finance Holding Limited Partnership	United Kingdom
S&P Global Finance LLC	Delaware, United States
S&P Global Finance Luxembourg S.à r.l.	Luxembourg
S&P Global Finance Malta Limited	Malta
S&P Global Financial Limited	United Kingdom
S&P Global France SAS	France
S&P Global Funding LLC	Delaware, United States
S&P Global Funding Malta Limited	Malta
S&P Global Gamma Limited	United Kingdom
S&P Global Germany GmbH	Germany
S&P Global Holdings Europe Limited	United Kingdom
S&P Global Holdings LLC	Delaware, United States
S&P Global Holdings Luxembourg S.à r.l.	Luxembourg
S&P Global Holdings UK Limited	United Kingdom
S&P Global Index Information Services (Beijing) Co., Ltd	China
S&P Global Indices Netherlands B.V.	Netherlands
S&P Global Indices UK Limited	United Kingdom
S&P Global Informacoes do Brasil Ltda.	Brazil

Subsidiaries	State or Jurisdiction of Incorporation
S&P Global International Holdings Limited	United Kingdom
S&P Global International LLC	Delaware, United States
S&P Global Investments GmbH	Germany
S&P Global Investments Holdings Inc.	Delaware, United States
S&P Global Investments Malta Limited	Malta
S&P Global Investments SRL	Barbados
S&P Global Investments UK	United Kingdom
S&P Global Iota LLC	Delaware, United States
S&P Global Irish Holdings Limited	United Kingdom
S&P Global Italy S.r.l	Italy
S&P Global Japan GK	Japan
S&P Global Kappa LLC	Delaware, United States
S&P Global Korea Inc.	Korea, Republic of
S&P Global Limited	United Kingdom
S&P Global Limited Partnership	United Kingdom
S&P Global Market Intelligence (DIFC) Limited	United Arab Emirates
S&P Global Market Intelligence Argentina SRL	Argentina
S&P Global Market Intelligence Inc.	Delaware, United States
S&P Global Market Intelligence Information Management Consulting (Beijing) Co., Ltd.	China
S&P Global Market Intelligence LLC	Delaware, United States
S&P Global MI Information Services (Beijing) Co., Ltd.	China
S&P Global Netherlands B.V.	Netherlands
S&P Global Omega Limited	United Kingdom
S&P Global Omicron Limited	United Kingdom
S&P Global Pakistan (Private) Limited	Pakistan
S&P Global Phi Limited	United Kingdom
S&P Global Philippines Inc.	Philippines
S&P Global Pi Limited	United Kingdom
S&P Global Ratings Argentina S.r.l., Agente de Calificacion de Riesgo	Argentina
S&P Global Ratings Australia Pty Ltd	Australia
S&P Global Ratings Europe Limited	Ireland
S&P Global Ratings Hong Kong Limited	Hong Kong
S&P Global Ratings Japan Inc.	Japan
S&P Global Ratings Maalot Ltd.	Israel
S&P Global Ratings Management Service (Shanghai) Co., Ltd.	China
S&P Global Ratings Singapore Pte. Ltd.	Singapore
S&P Global Ratings UK Limited	United Kingdom
S&P Global Ratings, S.A. de C.V.	Mexico
S&P Global Regional Headquarters Company	Saudi Arabia
S&P Global Rho	United Kingdom
S&P Global Romania S.R.L.	Romania
S&P Global SF Japan Inc.	Japan
S&P Global Shades of Green AS	Norway

Subsidiaries	State or Jurisdiction of Incorporation
S&P Global Sigma Limited	United Kingdom
S&P Global Sweden AB	Sweden
S&P Global Switzerland SA	Switzerland
S&P Global Tau Limited	United Kingdom
S&P Global Technology Resources (India) LLP	India
S&P Global UK Holdings LLC	Delaware, United States
S&P Global UK Limited	United Kingdom
S&P Global Upsilon Limited	United Kingdom
S&P Global Valuations Limited	United Kingdom
S&P Global Ventures Inc.	Delaware, United States
S&P Global Zeta Limited	United Kingdom
S&P OpCo, LLC	Delaware, United States
S&P Ratings (China) Co., Ltd.	China
S&P Trucost Limited	United Kingdom
SNL Financial Australia Pty Ltd	Australia
SNL Financial ULC	Canada
SP Global Financial Iberia, S.L., Unipersonal	Spain
SP Global Turkey Pazar Geliştirme Dijital Ürün ve Teknoloji Limited Şirketi	Turkey
SPDJ Singapore Pte. Ltd.	Singapore
SPDJI Holdings, LLC	Delaware, United States
Standard & Poor's Financial Services LLC	Delaware, United States
Standard & Poor's International Services LLC	Delaware, United States
Standard & Poor's International, LLC	Delaware, United States
Standard & Poor's Ratings do Brasil Ltda	Brazil
Standard & Poor's South Asia Services Private Limited	India
Standard & Poor's, LLC	Delaware, United States
Sutton Place Strategies LLC	New York, United States
Taiwan Ratings Corporation	Taiwan (Province of China)
TeraHelix Ltd	United Kingdom
The Climate Service, Inc.	Delaware, United States
The Deal, LLC	Delaware, United States
The Transaction Auditing Group, Inc.	Nevada, United States
Thinkfolio (Pty) Ltd	South Africa
Tradenet Commercial Networking Limited	United Kingdom
TRIS Corporation Limited	Thailand
TRIS Rating Co., Ltd[1]	Thailand
TruSight Solutions LLC	Delaware, United States
Visible Alpha Limited	United Kingdom
Visible Alpha Solutions India Private Limited	India
Visible Alpha, LLC	Delaware, United States
With Intelligence Bulgaria Ltd.	Bulgaria

[1] This 51.55% interest reflects the total economic interest held by S&P Global Inc. in TRIS Ratings Co. Ltd. S&P Global Inc. does not have voting control of either TRIS Corporation Limited or TRIS Rating Co. Ltd.

Subsidiaries	State or Jurisdiction of Incorporation
With Intelligence HK Limited	Hong Kong
With Intelligence Holdings Limited	United Kingdom
With Intelligence Holdings, LLC	Delaware, United States
With Intelligence Limited	United Kingdom
With Intelligence LLC	Delaware, United States
With Intelligence Pte. Ltd.	Singapore

S&P Global Ratings Managerial Structure

July 27, 2026

- President
  - Global Head of Ratings Services
    - Global Head, Credit Ratings
      - Regional Practice Leads – Americas [5]
      - Regional Practice Leads – EMEA [5]
      - Regional Practice Lead – Asia Pacific [5]
      - Global Practice Lead Infrastructure and Project Finance
    - Global Chief Economist
    - Global Head of Sustainable Finance Market Analytics
    - Global Head, Global Analytics, Research & Methodologies [8]
    - Global Head of Analytical Business Operations & Controls
    - Global Head of Analytical Experience
    - Global Head of National Ratings & Analytical Solutions
    - Chief of Staff
  - Chief Commercial Officer [6]
    - Regional Sales Heads (EMEA & APAC)
    - Global Head of Marketing
    - Global Head of Market Outreach
    - Head of Americas Sales & Global Head of Product
    - Global Head of Commercial Excellence
    - Emerging Markets Development
  - Global Chief Compliance Officer & DCO [9]
    - CCOs – APAC, EMEA, UK, LatAm
    - Global Head of Regulatory Supervision
    - Global Head of Risk & Internal Control, Regulatory Coordination
    - Global Head of Control, Monitoring & Examinations
    - Chief Matrix Officer
  - Ratings Chief Technology Officer [7]
  - Chief Financial Officer [2]
  - Head of People, Ratings [1]
  - Head of Ratings Communications [1]
  - General Counsel [1,10]
  - MD, CEO CRISIL [3]

SVP & Chief Auditor S&P Global [4]

1 Support function reporting directly to the S&P Global functional head with a dotted reporting line to S&P Global Ratings President
2 The Chief Financial Officer reports directly to the S&P Global CFO with a dotted line into the S&P Global Ratings President and S&P Global Chief Client Officer
3 For administrative purposes only. CRISIL is not a part of the NRSRO
4 Reports to the Audit Committee of the S&P Global Board of Directors and administratively to the CEO of S&P Global
5 Inc/ludes Corporates, Structured Finance & Alternate Investment Funds, Financial Services, and Governments
6 The Chief Commercial Officer reports to the S&P Global Ratings President with a dotted line into the S&P Global Chief Client Officer
7 The Chief Technology Officer reports to the S&P Global Chief Technology & Transformation Officer with dotted line reporting into the S&P Global Ratings President
8 Includes Sovereign, International Public Finance and U.S. Public Finance
9 Global Chief Compliance Officer (GCCO) reports to the S&P Global Chief Risk & Compliance Officer with a dotted line to the S&P Global Ratings President. The GCCO is also the Chief Compliance Officer for North America.
10 Analytic Quality and Validation function moved from the Global Chief Compliance Officer to report into the General Counsel

S&P Global Ratings

1

S&P Global Ratings Departments



S&P Global
Ratings

Credit Ratings, Methodologies, Research, Analytical Business Operations & Controls [5]
- Corporates
- Financial Services
- Governments [4]
- Structured Finance & Alternate Investment Funds
- Global Analytics, Research & Methodologies
- Economics
- National Ratings & Analytical Solutions
- Analytical Business Operations & Controls
- Analytical Experience
- Infrastructure & Project Finance
- Sustainable Finance Market Analytics

Commercial [6]
- EMEA & APAC Sales
- Marketing
- Market Outreach
- Americas Sales & Global Product
- Commercial Excellence
- Emerging Markets Development

Compliance & Risk [8]

Ratings Technology [7]

People [1]

Finance [2]

Legal & Regulatory Affairs [1, 9]

Communications [1]

Internal Audit [3]

1   Support function reporting directly to the S&P Global functional head with a dotted reporting line to S&P Global Ratings President
2   The Chief Financial Officer reports directly to the S&P Global CFO with a dotted line into the S&P Global Ratings President and S&P Global Chief Client Officer
3   Reports to the Audit Committee of the S&P Global Board of Directors and administratively to the CEO of S&P Global
4   Includes Sovereigns, International Public Finance and U.S. Public Finance
5   The practice areas are organized along regional/geographic lines, comprising EMEA, APAC and the Americas
6   The Chief Commercial Officer reports to the S&P Global Ratings President with a dotted line into the S&P Global Chief Client Officer
7   The Chief Technology Officer reports to the S&P Global Chief Technology & Transformation Officer with dotted line reporting to the S&P Global Ratings President
8   Global Chief Compliance Officer reports to the S&P Global Chief Risk and Compliance Officer with a dotted line to the S&P Global Ratings President
9   Analytic Quality and Validation function reports into the General Counsel

S&P Global Ratings

NRSRO entities are shaded in blue.
Dated as of July 28, 2026

S&P Global Ratings (formerly named Standard & Poor's Ratings Services) - Organizational Chart for NRSRO and ultimate and sub-holding companies, subsidiaries and material affiliates. The NRSRO, S&P Global Ratings, is comprised of the credit ratings business (i) within Standard & Poor's Financial Services LLC, a Delaware limited liability company wholly-owned by S&P Global Inc. ("SPGI"), and (ii) operated by various other subsidiaries that are wholly-owned, directly or indirectly by SPGI, with the exception of Taiwan Ratings Corp., which is majority-owned, indirectly, by S&P Global Inc.



S&P Global Inc.
S&P Global Australia Pty Ltd 3
S&P Global Ratings Australia Pty Ltd
S&P Global European Holdings LLC
S&P Global Capital Limited
S&P Global Beta Limited 8
S&P Global Holdings Luxembourg S.a r.l 3
S&P Global European Holdings Luxembourg S.a r.l 3
S&P Global Ratings UK Limited
S&P Global Ratings Europe Limited 5
S&P Global International LLC3
S&P Global Canada Corp.
Standard & Poor's Ratings do Brasil Ltda 7
S&P Global Ratings Maalot Ltd
S&P India LLC 3
0.01%
42.67%
99.99%
Standard & Poor's South Asia Services Private Limited
Standard & Poor's Financial Services LLC
93.97%
BRC Ratings - S&P Global S.A. Sociedad Calificadora de Valores 2
Standard & Poor's International, LLC 3
S&P Global Korea Inc.
Standard & Poor's, LLC
Standard & Poor's International Services LLC
S&P Global Ratings, S.A. de C.V.
99%
Grupo Standard & Poor's S de RL de C.V. 6
S&P Global Ratings Hong Kong Limited
50.99999%
Taiwan Ratings Corporation 4
S&P Global Ratings Singapore Pte. Ltd.
S&P Global Ratings Japan Inc.
S&P Global SF Japan Inc.
S&P Global Ratings Management Service (Shanghai) Co., Ltd
S&P Argentina LLC 3
0.03%
S&P Global Ratings Argentina S.R.L., Agente de Calificacion de Riesgo
99.97%
S&P Ratings (China) Co., Ltd.
S&P Global Asian Holdings Pte. Limited 3, 9
15.78%
CRISIL Limited 1
8.21%
TRIS Corporation Limited 3
5%
51%
TRIS Rating Co., Ltd.
49%

1 Aggregate ownership of CRISIL Limited by S&P Global Inc. subsidiaries is 66.63828%.

2 The following entities also hold an ownership interest in BRC Ratings - S&P Global S.A. Sociedad Calificadora de Valores: Standard & Poor's LLC (2%), Standard & Poor's International Services LLC (2%), Standard & Poor's International, LLC (1.02%), and S&P Global International LLC (1.02%).

3 Holding company

4 Also held 0.00001% by S&P Global Asian Holdings Pte. Limited.

5 S&P Global Ratings Europe Limited operates branches in various locations, and like other NRSRO entities, may open additional branches from time to time.

6 Grupo Standard & Poor's S de RL de C.V. is also owned 1% by Standard & Poor's International, LLC.

7 Held 99.99997% by S&P Global International LLC and 0.00003% by S&P Global Inc.

8 S&P Global Beta Limited is now owned by S&P Global Capital Limited (61.58367%), IHS Markit Group Equity Limited (30.85064%), and IHS Markit Global Investments Limited 7.56569%)

9 S&P Global Asian Holdings Pte. Ltd. is now owned by S&P Global Beta Limited (72.45488%) and S&P Global Holdings Luxembourg S.à r.l. (27.54512%)

S&P Global Ratings